OFFERING STATEMENT

(EXHIBIT TO SEC FORM C)

December 18th 2018

Fathom Producers, LLC





Contents

THIS DOCUMENT IS INTENDED FOR REVIEW ON LETSLAUNCH ONLY. DO NOT COPY OR DISTRIBUTE





Introduction

This Offering Statement (this **"Disclosure"**) is provided solely to prospective investors through the Crowdfunding Portal provided at www.letslaunch.com and any subdomain thereof (the **"Portal"**) and operated by Pitch Venture Group LLC d/b/a LetsLaunch, a Delaware limited liability company (**"LetsLaunch"**), for the sole purpose of evaluating investments in certain securities (**"Securities"**) offered by **Fathom Producers, LLC**, a **Texas Limited Liability Company** (**"Fathom", "Company"** or the **"Issuer"**). The Securities, in the form of Common Stock at a price of **$75.00 (seventy-five dollars) per share** (each, a **"Share"** and together, the **"Shares"**), will be issued pursuant to, and will be governed by, a subscription agreement (the "**SA**") between the Issuer and the purchasers of the Securities.

The Issuer is seeking to raise a target of **USD$10,050** and a maximum of **USD$106,500** through the offering and sale of Securities on the Portal (the **"Offering"**) in reliance on the exemption from registration pursuant to Section 4(a)(6) of the U.S. Securities Act of 1933 and the associated regulations thereto (**"Regulation Crowdfunding"**).

Investments, including crowdfunding investments, involve risk. An investor should not invest any funds in this Offering unless he or she is willing and can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The Securities have not been recommended or approved by any Federal of State securities commission or regulatory authority, nor have they been recommended or approved by the Portal. The U.S. Securities and Exchange Commission (the **"SEC"**) does not pass upon the merits or terms of any Securities offered, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are exempt from registration. Prospective investors should not interpret the contents of this Disclosure or any information provided on the Portal as legal, accounting, tax, regulatory, investment or other advice. Prospective investors should consult their own advisors regarding the Securities.

The Securities may not be transferred to any investor during the one (1) year period beginning when the Securities are issued, unless the Securities are transferred: (i) to an "accredited investor" as defined in Rule 501(a) of SEC Regulation D; (ii) to the Issuer; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. There is no available secondary market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities.

No other person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in the Disclosure. To invest in the Securities, each prospective investor will be required to: (i) create an account with the Portal, (ii) make representations regarding the investor's investment eligibility and understanding of the risks involved in investing in the Securities, and (iii) execute the SA.



Certain information contained in this Disclosure constitutes "forward looking statements" that can be identified by the use of certain forward-looking terminology, including "may", "will", "should", "expect", "anticipate", "estimate", "intent", "continue" or "believe" or the negatives or variations thereof. Any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are prospective in nature, based upon certain assumptions that may change. Due to the various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. NEITHER THE DELIVERY OF THIS DISCLOSURE AT ANY TIME NOR ANY SALE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT OR VERIFIED BY THE PORTAL AS OF ANY TIME AFTER THE EARLIER OF THE RELEVANT DATE SPECIFIED HEREIN OR THE DATE OF THIS DISCLOSURE OR THE DATE OF THE OFFERING.



Summary of Offering

The following is a summary of the terms of the Offering. This summary does not purport to be complete and is qualified in its entirety by reference for the remainder of this Disclosure, information provided on the Portal, and the SA.

The Securities offered for sale by the Issuer on the Portal are governed by the SA, which is an agreement between an investor and the Issuer, under which the investor agrees to invest in the Issuer pursuant to the terms therein. **By investing in the Securities, investors do not have any voting or management rights with respect to the Issuer.**

Target Offering Amount	The minimum amount that must be raised for the Offering to close and for Securities to be issued is **USD$10,050**
Maximum Offering Amount	**USD$106,500**
Offering Period	The Offering will close at 11:59 PM on **19th April 2019**. In certain cases, the Issuer may choose to accelerate the end of the Offering Period, as discussed in this Disclosure.
Shares Offered	**134** total shares of Common Stock are being offered by the Issuer. In the event the Target Offering Amount is raised prior to the end date of the Offering Period, further shares of Common Stock will be offered and sold until either the Maximum Offering Amount is reached or the Offering Period ends.
Price per Share	**$75**
Valuation	The valuation of the Issuer prior to the issuance of Securities sold in this Offering is **USD$7,500,000.** The Valuation was determined by discounting future estimated earnings of the business.
Voting Rights	These Securities are non-voting Securities, meaning investors will have no financial or operational control of the business.
Minimum Investment	$250

Investment, Escrow and Closing Process

Investors seeking to make an investment in Securities offered by the Issuer will:

1. Create an account on the LetsLaunch Portal

2. Click "Invest" on the Offering made available on the Portal



3. Be asked to enter certain required information, including the investor's annual income and net worth, which will be used to determine an investment limit for each investor

4. Make certain representations regarding the investor's understanding of the Offering and the risks associated with crowdfunding

5. Input the amount the investor wishes to invest in Securities offered by the Issuer

6. Execute the SA and upload the signed document to the Portal.

When the issuer confirms their investment amount, the investor will contribute their committed investment amount into a designated escrow account for the Offering.

Once the Target Offering Amount has been raised and the Offering Period has ended, the committed investment amounts will be released from escrow upon the Issuer's satisfaction with the terms and conditions set forth in the SA. At this point, the Offering will be deemed to have been successfully closed (the **"Closing"**) and the executed SA and any other applicable documents will be provided to the investor and the Issuer. The Issuer will grant the promised Securities to the investor, as stated in the SA.

Cancelation of Investment Commitment

Investors may cancel an investment commitment until forty-eight (48) hours prior to the end of the Offering Period identified in this Disclosure. If an investor does not cancel an investment commitment before the forty-eight (48)-hour period prior to the end of the Offering Period and the Target Offering Amount has been met, the funds will be released to the Issuer upon Closing and the investor will receive Securities in exchange for his or her investment, as specified in the SA. LetsLaunch will notify investors when the Target Offering Amount has been met. If the Issuer reaches the Target Offering Amount prior to the end of the Offering Period identified in this Disclosure, the Issuer may close the offering early if it provides notice about the new offering deadline at least five (5) business days prior to such new offering deadline (absent a Material Change, as defined in the next section, that would require an extension of the offering and reconfirmation of the investment commitment). If the Issuer does not raise at least the Target Offering Amount through this Offering on the Portal, no Securities will be sold in this Offering. In this case, investment commitments will be canceled, and funds will be returned to the investors.

Material Changes to the Offering

If the Issuer makes a material change (**"Material Change"**) to the Offering, investors will be notified of such a change by the Portal. In the event of a Material Change, investment commitments will be canceled unless the investor reconfirms the investment commitment within five (5) business days of the notification. Investment commitments can be reconfirmed on the Investor Dashboard provided by the Portal. If the investor does not reconfirm the investment commitment, the investment commitment will be canceled, the investor will receive a notice of cancelation from the Portal and funds will be returned.

Restrictions on Transfer or Sale of Securities

The Securities may not be transferred to any investor during the one (1) year period beginning when the Securities are issued, unless the Securities are transferred: (i) to an "accredited investor" as defined in



Rule 501(a) of SEC Regulation D; (ii) to the Issuer; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. There is no available secondary market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities.

Note: the term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any such categories, at the time of the sale of the Securities to that person. The term "member of the family of the investor or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of the investor, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Escrow Agent / Paying Agent

The Portal's Escrow and Paying Agent is North Capital Private Securities Corporation (the **"Agent"**), a registered broker-dealer, member of FINRA and SIPC, located at 623 E Fort Union Blvd, Suite 101, Midvale, UT 84047. All funds transacted on the Portal are controlled and transacted by the Agent.

LetsLaunch Compensation

LetsLaunch charges zero fees to open an account on the Portal or to make an investment in Securities offered on the Portal. Issuers that conduct an Offering on the Portal are charged a fee of 3% of the total Offering Amount, provided that the Target Offering Amount is raised prior to the end date of the Offering Period. For beta test businesses, LetsLaunch has agreed to waive this fee. Issuers are also charged fees for Bad Actor checks and Escrow account set up by third party companies. These fees are not considered as compensation to LetsLaunch.

Perks and Rewards

The Issuer is offering certain perks and rewards associated with the Offering. Notably, the Issuer will provide the following Perks and Rewards:

LEVEL 1: $1k - $10k

- Discounted Tickets to all Fathom Producers / Festival Haus Events and Concerts

LEVEL 2: $10k - $25k INVESTOR INCENTIVES

- 4 Fathom Producers / Festival Haus Passes to

- 2 Fathom VIP Parking



Level 2 Investors will receive tickets/entries for any event produced by Fathom Producers or Festival Haus and 2 VIP parking passes.

LEVEL 3: $25k - $50k INVESTOR INCENTIVES

- 4 Fathom Producers / Festival Haus Passes

- 4 Fathom VIP Private Area

- 2 Fathom VIP Parking

- 4 Fathom VIP Food + Beverage Service

Level 3 Investors receive, tickets/entries for any event produced by Fathom Producers or Festival Haus with access to the Fathom VIP Private Area, (a private area reserved for friends of the company) and 2 VIP parking passes. In addition, investors will receive VIP Food + Beverage Service which usually consists of beverages, beer, snacks, and wristbands for our Fathom / Festival Haus food areas.

LEVEL 4: $50k+ INVESTOR INCENTIVES

- 4 Fathom Producers / Festival Haus Passes

- 4 Fathom VIP Private Area

- 2 Fathom VIP Parking

- 4 Fathom VIP Food + Beverage Service

- 2 Fathom VIP All-Access

- 2 Festival Haus Backstage Passes

- 2 Fathom Private Meet + Greet Passes with Artists

Level 4 Investors receive, tickets/entries for any event produced by Fathom Producers or Festival Haus with access to the Fathom VIP Private Area, (a private area reserved for friends of the company) and 2 VIP parking passes. In addition, investors will receive VIP Food + Beverage Service which usually consists of beverages, beer, snacks, and wristbands for our Fathom / Festival Haus food areas. At festivals and music concerts, Level 4 investors will also receive all-access clearance which includes backstage passes and a private meet and greet / polaroid signing with artists and bands.

Issuer Representations and Warrant
The Issuer certifies that all of the following statements are true for the Issuer:



1. It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

2. It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

3. It is not an investment company registered or required to be registered under the Investment Company Act of 1940.

4. It is not ineligible to rely on this exemption under Regulation Crowdfunding as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

5. It and its predecessors have filed with the SEC and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two (2) years immediately preceding the filing of this Disclosure.

6. It is not a development state company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Business Plan

Company Overview

Fathom Producers is a large-scale event and experience company, established at the place where creativity, marketing, and production logistics converge. We create and produce experiences that bring thousands of people together.

After 5 years of research, technology development, and experience, we are launching our subsidiary, Festival Haus, focusing on festival production and concert management, under which we will launch new Flagship Brands that will feature renowned headliners and attract thousands.

We are currently seeking investments in Fathom Producers, which will allow us to rapidly move forward, expand our production team, and launch events that will be produced in 2019, beginning in Houston.

Products and Services

Fathom Producers creates, markets, and produces powerful experience brands. I launched Fathom Producers at the beginning of an era where people began to seek out experiences, rather than material things. Today, younger generations thrive in living an experience and creating a story that they can share with others. We believe that experience is the new luxury good, and we create the best experience brands.

We have three focus areas: **Fathom Athletics,** our home to the Mud Challenger Adventure Series, Rave Night Run Tour, and other events, such as The Pride Run. **Festival Haus**, is our foray into the arena of live productions, concerts, performances, and music festivals. Festival Haus is our next step, the reason behind our current fundraising round, and builds on our existing experience, creative abilities,



trademarks, and robust proprietary technology platform. And finally, **Fathom Services**, an offering of our expertise in the form of consultation, project management, and/or production in any of our areas of knowledge (ranging from creative, to marketing, to physical builds).

These three focus areas are the core of Fathom Producers.

Target Market

Our target market varies drastically by each event. We have the data and the understanding of how to use our customer demographics, research, and data to clearly define our audience for each individual event, advertisement, and the ability to project the return on spend using our proprietary technology platform.

For our city-wide events (specifically music festivals and concerts), we market individual artists and the overall experience only to the customer who will find it appealing and to those who are most likely to engage. We have the research and information to support our marketing success from previous events.

Marketing Plan

"The Fathom Platform" is the driving technology behind everything we do, and is the #1 resource in our tool box. We leverage our tech infrastructure to create promotions, content, generate leads, and other digital content. Our websites and customer portals/landings will encourage ticket sales and all be heavily branded. Our platform allows us to be agile, flexible, move swiftly and launch rapidly. We can launch campaigns, changes, or even create an entirely new event from the ground-up faster and better than any event or festival production company today.

The Houston market has been an incubator for Fathom Producers since the beginning. With Festival Haus, we will leverage our relationships with Houston media for promotional and publicity through radio and television. Additionally, our platform contains contact information for thousands of potential customers. Our ticketing system protocols have immediate capture of customer information, including phone number, even for patrons who did not complete the ticket purchase process.

Our traditional and established methods of advertising include: online through our own platform, "Fathom Deals"; Google Search, and Social media; Instagram; Facebook, and; Twitter. We have deep knowledge of how to target the correct audience and deploy and measure success of advertising campaigns.

We also leverage Re-marketing- a process of placing ads, monitoring performance, and fine-tuning our campaigns to extend the life of each advertising dollar. We use these techniques to target potential customers who have shown interest in our events though social media clicks, page visits, ad interaction, or beginning the registration process.

Fathom Producers extends marketing to our grass roots effort. Our brands are down-right exciting, and it's easy for our biggest fans to get excited too. Our grass roots strategy is a full spectrum effort that includes, physical campaign components including graphics placement, street teams, pop-up experiences, flash giveaways, experience marketing, and other material distribution. We created the



Fathom Brand Ambassador Program to allow our biggest fans the opportunity to spread the word, distribute materials and work on the grass-roots level of advertising. Potential Ambassadors who show interest can apply online and if chosen, they get great perks for our events including free entry.

Our strategic spend on marketing has a current average of 600% return on investment.

Additional Details about the Fathom Platform, our Proprietary Technology Infrastructure.

Fathom has acquired and developed an extensive internal Technology Infrastructure & Content Management System (CMS) which allows rapid development and deployment of web-based content for our brands. We call this the "Fathom Platform" and this allows us to publish and update websites and content on the fly from literally any location. Our infrastructure includes a proprietary system that uses algorithms and formulas to project and forecast ticket sales based on a variety of variable inputs (mission control) Through our Platform, we have the ability to send immediate text messages to segmented lists of customers, staff, volunteers, or promotional links to potential ticket buyers that the system has captured information for our Fathom Platform also allows us to publish open-access digital content guides and directories, allowing us to create and host smartphone web apps and event guides for our participants, guests, volunteers, and staff.

The Platform allows us to be agile, flexible, move swiftly and launch rapidly. We can launch campaigns, changes, or even create an entirely new event from the ground-up faster and better than any event or festival production company today.

Mission Control

The Fathom Mission Control is a proprietary system that uses algorithms and formulas to project and forecast ticket sales based on a variety of variable inputs. We use Mission Control as a dashboard of sorts, to calculate attendance and consumables, such as concessions, merchandise, and parking revenue. Mission Control allows us to more accurately place orders and project attendance data. And, as we capture more information from events, or past events, our system is better able to project ticket sales, order quantities and other information. For instance, with years of data and analytics for Mud Challenger, we can very closely estimate the number of consumables, medals, t-shirts, beer sales, and parking spaces needed weeks before the actual event. Mission Control is directly linked to budget schedules for each event. Any one change in a variable is reflected across the entire system.

Information Capture

One of the key components in our Infrastructure is our information capture and use. The first information any potential customer enters in to registration, purchases, or even pre-registration, allows us to establish methods of contact through mail, email, and phone. Our Platform features a messaging system that allows us to send simple and efficient messages to segmented lists of customers, staff, volunteers, or vendors on the fly. Whether to notify of immediate updates, event changes, share important information, or to encourage a ticket purchase, we are able to use this information as needed to contact thousands of phones immediately, from anywhere.



Ticket Sale Integration

The platform features deep integration options for our ticketing service providers that allow a seamless experience for guest in the purchasing process. Our platform is device-optimized for sales and information capture. We track and capture information from paid-customers, incomplete registrations, and more. This information allows us to focus on re-marketing to these customers using our many methods of online advertising. Fathom has a great relationship and has worked with the largest ticket providers for independent event series. Our ticketing platforms are intuitive, responsive, and easy to understand, with robust customer service topics help built-in.

Customer Support System

The Fathom Platform also utilizes our in-house, server-based, wiki-style application for customer service inquiries- allowing immediate access to nearly any question and a common response for all of our event series. We utilize a complex-yet-simple, custom Google enterprise email service for a singular solution to all customer service emails across all brands while the customer is only aware of the event that they are contacting.

Key Points:

- Allows access for customer support from anywhere.

- Allows multi-user access including intern/staff usage.

- Allows searchable database of quick solutions

- All communications can be monitored by Admins.

Internal Deal Sites

The Fathom Platform powers multiple social and time sensitive discount deals, in a similar way to Groupon or Living Social. Although we have great relationships with service providers, we often create our own deals with shorter terms, thus promoting time sensitive purchases and social shares. This is frequently coupled with our Text Messaging system to market to previous customers.

Flexible Access + Use

For granting access to multiple users in virtually any location, the Fathom infrastructure is flexible and and user-friendly. Administrators can grant access to anyone to allow customer service access, or login credentials for making changes or publishing to our web-based content.

Information Guides

The Fathom Platform applications have proven to be incredibly effective in relaying immediate information, notices, and live changes to events. Our platform also serves as a home-base guide for



participants at each event. We utilize the same framework to create informational guides for our staff and volunteers- allowing them to learn and familiarize with our protocols and job duties for event day, and even double check their information while they are performing a certain task at the event.

Key Persons – Officers and Directors

The following individuals are Officers of the Issuer. For the purposes of this section of the Disclosure, the term "Officer" includes the positions of president, vice president, secretary, treasurer, chief financial officer, comptroller, or chief accounting officer, as well as any person routinely performing similar functions.

Name: SAMMY LEE BUTTS II
Position: CEO, August 2013 - Present
Responsibilities: Cashflow, Product Vision, Team Building, Investor Management, Brand Management, Corporate Development
Experience & Bio:

Sammy Butts is the Founder and CEO of Fathom Producers. With a formal education in Architecture, Sammy also comes from an informal background in production, entrepreneurship, and the arts.

Fathom currently has no Board of Directors.

Description of Current Capital Structure

The Issuer has contributed capital to-date of $34,530.50 This capital has been contributed by the Issuer's founders, as well as select friends and family. Through the LetsLaunch campaign, the Issuer is seeking to raise between $10,050 and $106,500 to launch its subsidiary, Festival Haus, focusing on festival production and concert management.

Existing Securities
The Issuer has the following existing Securities authorized and/or outstanding. Existing Securities may include preferred stock, common stock, debt securities, warrants, options or other types noted below:

Security Class	Securities Authorized	Securities Outstanding	Voting Rights
Common Stock	100,000	100,000	Yes

Existing securities do not materially limit, dilute or qualify the Securities issued in this offering. Securities reserved for issuance upon exercise or conversion (i.e. securities that have been authorized but are not outstanding), as well as convertible promissory notes, will dilute existing shareholders, including those that participate in this Offering, should they be exercised or converted.



Beneficial Owners

Below is the list of beneficial owners of 20% or more of the Issuer's outstanding equity securities, calculated on the basis of voting power, along with the percentage interest owned by each beneficial owner:

Name	Number and Class of Securities Held	Percentage Interest
Sammy Lee Butts II	87,650	87.65%

Voting power is calculated such that it includes all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within sixty (60) days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control – as, for example, a co-trustee) they are included as being "beneficially owned".

Other Exempt Offerings

Offering Date	Exemption Type	Securities Offered	Proceeds

The Issuer has not conducted any exempt offerings conducted within the past three (3) years.

Material Terms of Indebtedness

The company does not have any loans. Fathom does regularly use credit cards to make purchases for business operations and event production. The statement balances of cards are typically paid off in full.

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Chase Business Platinum	19,895	22.99	N/A	N/A
Capital One Spark Venture	1567.52	22.74	N/A	N/A



Certain Transactions

Unless otherwise noted in the table below, the Issuer or any entities controlled by or under common control with the Issuer have not been a party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five (5.0%) percent of the aggregate amount of capital raised by the Issuer in reliance on Regulation Crowdfunding during the preceding twelve (12) month period, including the amount the Issuer seeks to raise in the current Offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. Any director or officer of the Issuer;

2. Any person who is, as of the most recent practicable date, the beneficial owner of twenty (20.0%) percent of more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

3. If the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

4. Any immediate family member of any of the foregoing persons:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest

Use of Funds

	If Target Offering Amount Raised	If Maximum Offering Amount Raised
Gross Proceeds	**$10,050**	**$106,500**
Offering Expenses	**0** (LetsLaunch has waived its standard 3% fee for Fathom, as the Company participated in LetsLaunch's beta test of its platform)	**0** (LetsLaunch has waived its standard 3% fee for Fathom, as the Company participated in LetsLaunch's beta test of its platform)
Net Proceeds	**$10,050**	**$106,500**



| Use of Net Proceeds | The funds raised will be used towards our overall long-term plan of producing large scale events, music festivals, and world class experiences. This may include but is not limited to: operating and business expenses, technology expenses, production expenses, team expansion and/or marketing campaigns. | The funds raised will be used towards our overall long-term plan of producing large scale events, music festivals, and world class experiences. This may include but is not limited to: operating and business expenses, technology expenses, production expenses, team expansion and/or marketing campaigns.

If the maximum offering amount is reached, this will allow us to begin the process of expanding our team, and potentially expedite the festival launch by an estimated 6 months. |

LetsLaunch charges a fee (the "Offering Expenses") that is equal to 3% of the total Offering Amount, provided that the Target Offering Amount is raised, as compensation for its services provided in connection with the Offering. LetsLaunch has waived its standard 3% fee for Fathom, as the Company participated in LetsLaunch's beta test of its platform

Risk Factors

Crowdfunding investments involve risk. Investors should not invest any funds in this Offering unless he or she are willing and can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of this Offering, including the merits and risks involved.

These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure.

The securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

The list of material industry, company and investment risk factors contained herein is not intended to be exhaustive. These risk factors may make an investment in the Securities speculative and/or risky.



Risks include:

General Economic Conditions Risks

The success of a business depends in part on the economic conditions of the global economy, as well as of the country, state, city and area in which it operates. This poses a likely risk that can impact the business by placing additional strains on incoming revenue or other areas of operations. Additionally, our success depends to a significant degree on a combination of consumer spending, business spending, consumer confidence and business confidence. Any decline in general economic conditions could negatively impact financial performance.

Competition Risks

The market for the entertainment and music festival/ production industry is competitive. Our Company will compete with other established competitors. We compete with other businesses on the basis of brand and quality and price of our products and services, as well as a number of other factors. Some competitors have greater brand recognition, experience and/or resources. Any inability to compete successfully with established competitors could negatively impact financial performance. Our markets may be in an ever-constant state of change and development, requiring our business to keep up with changes in the market. Failure to do so can create risk for our Company because competing businesses may capitalize on the changing market and take customers. Additionally, the entrance of new competitors into the space could negatively impact financial performance.

Legal Risks

Our Company may face additional costs and challenges if presented with future legal complaints from customers, governmental authorities, regulatory bodies or agencies. Not only are there the direct costs of litigation resulting from any lawsuits or legal proceedings, but there are also risks of negative publicity and impacts to our business's image that may result in additional unanticipated costs and negative impacts to the operations and performance of the business.

Information Security Risks

Our Company relies on information securities systems for marketing, ticket sales and festival production. Our business depends on the ability to protect these systems and the information contained therein from theft, cyber-attacks, fire, power loss, catastrophic events and other failures. The failure of these systems or any breach in these systems could result in operational issues, negatively impact financial performance, reduce efficiency, halt operations, or result in significant, unplanned expenditures required to restore, repair, replace or upgrade these systems.

Financing Risks

In order to not only begin and continue business operations, but also grow and develop the company, several expenses must be incurred, which may require additional capital or financing. If our Company is unable to obtain the additional financing it needs to produce Festival Haus, there is a risk that the Company could fail. Additionally, if the Company obtains such financing

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using debt instruments, there is a risk that the Company is unable to repay the loans under the terms of the agreements, resulting in further interest, fines, or costs that affect the Company's financial condition.

Management Risks

For effective and sustainable growth, our Company relies on proper management of finances, operations, development plans, and resources. There is a risk that failure to effectively manage key areas of the business can slow or prevent growth, or even ultimately lead to poor financial performance and business failure.

Supply and Delivery Risks

Our Company relies on products or goods that go through a variety of stages, many of which involve the product being under the control of a third-party, such as vendors, suppliers, manufacturers, and distributors. For us to produce events, a number of third party vendors and products are involved, so there are factors outside of our control. Weather, agriculture, regulations, foreign policy, economics, and other factors can influence the price, quality, and availability of third party products and services during different seasons. As a result, our Company could face risks of higher costs, supply shortages, or service disruptions, including delays in delivery.

Accounting and Tax Risks

Our Company relies on current accounting rules and regulations to create financial statements that provide insight into our business' financial history. Accounting rules and regulations are also used in financial statements to develop financial projections into the future. Changes to these rules or regulations can result in the Company's financial health appearing differently, and negatively impacting the public perception of the Company. In addition, our Company is subject to various taxes, which can include local, state, or federal taxes. There is a risk that the Company could miscalculate or fail to pay the correct amounts as required by the appropriate governmental authority, or be subjected to an increased tax burden due to changes in laws or regulations. This could result in fines, interest, or additional unanticipated costs that could negatively impact the Company's financial health.

Risks from Work Stoppages, Terrorism or Natural Disasters

Due to a variety of factors, such as work stoppages, terrorism, or natural disasters (many of which are outside of the control of the Company), there are risks that an event may be disrupted. These risk factors can result in physical property damage, loss of product, power loss, inability to access customers, or various other issues. All of these disruptions to operations can become very costly to our business and seriously impact operational and financial performance.

Production Risks

Due to a variety of factors, the success of Fathom Producers and Festival Haus is based on the opportunity and success of the company to produce revenue growth based on ticket sales volume. We operate and move forward confidently with knowledge of our technology platform,



our ability to project ticket sales, and our experience and success in marketing large scale events. Additional risks that are specific to Fathom include inclement weather. Fathom assess each event and if determined necessary, has the ability to purchase insurance that will protect from major losses of ticket revenue, therefore mitigating the risk.

Legal Matters

Corporate Actions of the Issuer

The Issuer may take corporate actions that impact investors in this Offering. These corporate actions may include: (i) additional issuances of securities, (ii) Issuer repurchases of securities, (iii) a sale of the Issuer or assets of the Issuer or (iv) transactions with related parties. These corporate actions may result in dilution or exit from the investment. In the case of Fathom, the corporate actions are expected: additional issuances of securities, a sale of issuer or assets of the issuer, and/ or transactions with related parties.

Crowdfunding Eligibility

The Issuer, as well as any predecessor of the Issuer, any affiliated Issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of twenty (20.0%) percent or more of the Issuer's outstanding voting equity securities, any promoter connected with the Issuer in any capacity at the time of the Offering, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of investors in connection with such a sale of Securities, or any general partner, director, officer or managing member of any such solicitor represent the following statements as true and accurate:

1. No such person has been convicted, within ten (10) years (or five (5) years, in the case of Issuers, their predecessors and affiliated issuers) before the filing of this Disclosure, of any felony or misdemeanor: (i) in the connection with the purchase or sale of any security; (ii) involving the making of any false filing with the SEC; or, (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2. No such person is or has been subject to any order, judgement or decree of any court of competent jurisdiction, entered within five (5) years before the filing of the information required by Section 4A(b) of the Securities Act of 1933 that, at the time of filing of this Disclosure, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice: (i) in connection with the purchase or sale of any security; (ii) involving the making of any false filing with the SEC; or, (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3. No such person is or has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an



agency or offer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    a. At the time of the filing of this Disclosure bars the person from: (i) association with an entity regulated by such commission, authority, agency or officer; (ii) engaging in the business of securities, insurance or banking; or, (iii) engaging in savings association or credit union activities.

    b. Constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the ten (10) year period ending on the date of the filing of this Disclosure.

4. No such person is or has been subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Disclosure: (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal; (ii) places limitations on the activities, functions or operations of such person; or, (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

5. No such person is or has been subject to any order of the SEC entered within five (5) years before the filing of this Disclosure that, at the time of the filing of this Disclosure, orders the person to cease and desist from committing or causing a violation or future violation of: (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act of 1933, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any rule of regulation thereunder; or, (ii) Section 5 of the Securities Act of 1933.

6. No such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7. No such person filed (as a registrant of Issuer) or was named as an underwriter in any registration statement or Regulation A offering statement filed with the SEC that, within five (5) years before the filing of this Disclosure, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, and no such person, at the time of such filing, has been the subject of an investigation or proceeding to determine whether a stop order or suspension should be issued.

8. No such person is or has been subject to a United States Postal Service false representation order entered within five (5) years before the filing of the information required by Section 4A(b) of the Securities Act, and no such person at the time of filing this offering statement, has been subject to a temporary restraining order or preliminary injunction with respect to conduct



alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representation.

These statements must be true and accurate to be eligible to raise funds under Rule 503 of Regulation Crowdfunding or to rely on the exemption under Regulation Crowdfunding.

Dilution

An investor's ownership resulting from the purchase of the Securities described in this Disclosure could be diluted should the Issuer issue additional shares. In other words, when the Issuer issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. In this scenario, you will own a smaller piece of a larger Company. This increase in the number of shares outstanding could result from a stock offering, employees exercising stock options or by the conversion of certain securities, including convertible promissory notes, convertible bonds, preferred shares or warrants, into common stock. If the Issuer decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before.

Governing Law

Each SA and the Securities will be governed by the laws of the State of Texas.

LetsLaunch Assessment

LetsLaunch conducts a "bad actor check" on officers, directors and beneficial owners of twenty (20.0%) percent or more of the voting securities in the Issuer. LetsLaunch does not otherwise pass upon the terms, including the merits and risks, of any Offering or Issuer of Securities on the Portal. In making an investment decision, prospective investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks. An investor should not invest any funds in this Offering unless he or she is willing and can afford to lose his or her entire investment.

Minority Ownership Rights

By purchasing the Securities, investors will become holders of minority ownership in the Issuer. Rights of minority holders will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Issuer, including additional issuance of securities, Issuer repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Minority holders will have no influence on the corporate actions or operations of the Issuer. With any minority investment in a private company, an investor should be able to bear a complete loss of their investment.

Modification of Terms

Investors may not modify the terms of the investment set forth in the SA. The SA may only be modified with the consent of all investors and the Issuer.



Tax Considerations

The Issuer intends to treat the Securities as equity instruments for U.S. Federal income tax purposes. The Issuer is responsible for timely preparation and distribution of required tax documents to investors (e.g. Schedule K-1). Investors should seek advice from a tax professional to understand the tax implications of an investment in the Securities offered and sold in this Offering.

Valuation

Before making an investment decision, an investor should carefully consider the valuation contained in the terms of this Offering. Such valuation may not be accurate and investors should determine their own independent value of the Issuer prior to investing. There are several ways to value a company. None of them are perfect and all involve certain assumptions, especially for early-stage companies with little operational or financial history. While not an exhaustive list, valuation methodologies include:

1. Book Value – investors can determine a book value of the Issuer using the company's financial statements, usually by looking at the company's balance sheet. However, the balance sheet generally records assets at cost (the price paid for the asset) and may not take into account whether the assets have increased or decreased in value over time. Some intangible assets such as intellectual property or patents may not appear on the balance sheet, despite their value.

2. Discounted Cash Flows – the Issuer expects to generate positive cash flows (earnings) at some point in the future. This earnings stream can be valued, in present value terms (i.e. the value of those cash flows in today's dollars), by discounting the cash flows by an assumed rate of return.

3. Liquidation Value – this is the amount for which the company or the assets of the company can be sold, minus any debts and liabilities owed.

Different valuation methods will produce a different answer as to what a given investment is worth. Investors may also utilize different assumptions about the company's business and its market. Future investors (including people seeking to acquire the Company) may also value the company or its assets differently than a current or prospective investor. These and other valuation methods may be used to value the Issuer should the Issuer decide to issue additional Securities in another Offering in the future.

Ongoing Reporting

Companies that have raised money via Regulation Crowdfunding must provide certain information to both the SEC and its investors. Receiving regular company updates is an important part of being an investor and monitoring the progress of the company and your investment. The Issuer will file a report electronically with the SEC annually, as well as distribute the report to its investors, no later than one hundred twenty (120) days after the end of each fiscal year covered by the report.

Once posted, the annual report is available by email, or by USPS certified mail by request.

The Issuer will continue to comply with the ongoing reporting requirements until:



1. The Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

2. The Company has filed at least three (3) annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed ten million dollars ($10,000,000.00);

3. The Company has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record;

4. The Company or another party repurchases all of the Securities issued in reliance on Regulation Crowdfunding, including any payment in full of debt securities or any complete redemption of redeemable securities; or

5. The Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding. Regardless of ongoing reporting requirements per SEC rules, LetsLaunch encourages Issuers on the Portal to provide quarterly updates to investors.



Financial Statements

Overview of Financials

Please see Appendix A for the Issuer's financial statements.



Appendix A – Financial Statements



BALANCE SHEET
As of December 31, 2016

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Fathom - Wells Fargo Checking 9001	1,827.60
Fathom - Wells Fargo Savings 5920	0.07
X - Fathom Woodforest 1943 Closed	24.29
X - Fathom Woodforest 7584 Closed	0.00
Total Bank Accounts	**$1,851.96**
Other Current Assets	
Uncategorized Asset	-1,990.00
Total Other Current Assets	**$ -1,990.00**
Total Current Assets	**$ -138.04**
Other Assets	
Physical Assets	4,807.47
Total Other Assets	**$4,807.47**
TOTAL ASSETS	**$4,669.43**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Fathom - Capital One Spark	0.00
Fathom - Chase Ink Credit 0704	2,272.15
Total Credit Cards	**$2,272.15**
Other Current Liabilities	
Sales Tax Payable	-240.24
Total Other Current Liabilities	**$ -240.24**
Total Current Liabilities	**$2,031.91**
Total Liabilities	**$2,031.91**
Equity	
Investments	28,571.41
Retained Earnings	-22,789.76
Net Income	-3,144.13
Total Equity	**$2,637.52**
TOTAL LIABILITIES AND EQUITY	**$4,669.43**

FATHOM PRODUCERS, LLC
708 Main St.
10th Floor
Houston, TX 77002

c 281 806 9815
o 832 304 0736
sammy@fathompro.com
www.fathompro.com



PROFIT AND LOSS

January - December 2016

	TOTAL
INCOME	
Sales	119,011.69
Sponsors, Partners, Advertisers	1,597.00
Total Income	**$120,608.69**
GROSS PROFIT	**$120,608.69**
EXPENSES	
Advertising and Promotion	28,502.71
Business Operations	1,422.20
Charitable Contributions	761.00
Equipment & Tools	4,096.92
Event - Beverages, Food, Beer	2,409.20
Event - Construction Materials	1,690.08
Event - Equipment Rental	10,017.90
Event - General Supplies	13,628.06
Event - Insurance	923.53
Event - Land Rental	7,982.88
Event - Licenses and Permits	50.00
Event - Life Safety	925.00
Event - Participant Consumables	17,551.69
Event - Printing and Banners	2,511.74
Event - Site Prep and Tear Down	450.00
Meals and Entertainment	317.82
Office Supplies	63.77
Printing and Reproduction	2,425.48
Purchase Interest Charge	74.64
Sales Tax Payments	295.46
Staff & Intern Expenses	5.92
Staff Payment Contract Work	22,000.00
Technology Systems	2,587.55
Travel, Transportation, Fuel, Parking	3,059.34
Total Expenses	**$123,752.89**
NET OPERATING INCOME	**$ -3,144.20**
OTHER INCOME	
Interest Earned from Accounts	0.07
Total Other Income	**$0.07**
NET OTHER INCOME	**$0.07**
NET INCOME	**$ -3,144.13**

FATHOM PRODUCERS, LLC
708 Main St.
10th Floor
Houston, TX 77002

c 281 806 9815
o 832 304 0736
sammy@fathompro.com
www.fathompro.com



BALANCE SHEET
AS OF DECEMBER 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Fathom - Wells Fargo Checking 9001	6,802.77
Fathom - Wells Fargo Savings 5920	144.10
X - Fathom Woodforest 1943 Closed	24.29
X - Fathom Woodforest 7584 Closed	0.00
Total Bank Accounts	**$6,971.16**
Other Current Assets	
Uncategorized Asset	-2,566.87
Total Other Current Assets	**$ -2,566.87**
Total Current Assets	**$4,404.29**
Other Assets	
Physical Assets	4,807.47
Total Other Assets	**$4,807.47**
TOTAL ASSETS	**$9,211.76**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Fathom - Capital One Spark	0.00
Fathom - Chase Ink Cash	3,901.16
Fathom - Chase Ink Preferred	678.35
Total Credit Cards	**$4,579.51**
Other Current Liabilities	
Sales Tax Payable	-240.24
Total Other Current Liabilities	**$ -240.24**
Total Current Liabilities	**$4,339.27**
Total Liabilities	**$4,339.27**
Equity	
Investments	28,571.41
Thomas Enix	5,962.70
Total Investments	**34,534.11**
Retained Earnings	-25,933.89
Net Income	-3,727.73
Total Equity	**$4,872.49**
TOTAL LIABILITIES AND EQUITY	**$9,211.76**

FATHOM PRODUCERS, LLC
708 Main St.
10th Floor
Houston, TX 77002

c 281 806 9815
o 832 304 0736
sammy@fathompro.com
www.fathompro.com



PROFIT AND LOSS
AS OF DECEMBER 31, 2017

	TOTAL
Income	
Sales	67,090.26
Uncategorized Income	0.01
Total Income	**$67,090.27**
GROSS PROFIT	**$67,090.27**
Expenses	
Advertising and Promotion	18,508.67
Printing and Reproduction	119.14
Total Advertising and Promotion	**18,627.81**
Business Operations	1,374.46
Meals and Entertainment	273.22
Office Supplies	-775.86
Postage and Delivery	485.65
Professional Fees	450.00
Technology Systems	3,288.36
Travel, Transportation, Fuel, Parking	5,212.74
Total Business Operations	**10,308.57**
Charitable Contributions	888.00
Event Production	0.00
Equipment & Tools	369.62
Event - Beverages, Food, Beer	96.70
Event - Construction Materials	670.55
Event - Equipment Rental	4,574.59
Event - General Supplies	3,197.63
Event - Insurance	1,374.97
Event - Land Rental	7,000.00
Event - Licenses and Permits	635.13
Event - Life Safety	510.00
Event - Participant Consumables	4,241.62
Event - Site Components	538.75
Event - Site Prep and Tear Down	650.00
Total Event Production	**23,859.56**
Purchase Interest Charge	430.94
Sales Tax Payments	52.00
Staff & Intern Expenses	44.15
Staff Payment Contract Work	15,100.00
Uncategorized Expense	1,445.93
Total Expenses	**$70,756.96**
NET OPERATING INCOME	**$ -3,666.69**
Other Income	
Interest Earned from Accounts	0.03
Total Other Income	**$0.03**
Other Expenses	

FATHOM PRODUCERS, LLC
708 Main St.
10th Floor
Houston, TX 77002

c 281 806 9815
o 832 304 0736
sammy@fathompro.com
www.fathompro.com



Monday, November 12, 2018

To Whom it May Concern:

I am providing supplemental information below, certified by me, to assist you with your understanding of the company ownership, financial operations, procedures, and record keeping of Fathom Producers. Below are the official Procedures for Recording and Accumulating Financial Information as of November 2018.

Electronic Financial Purchases and Deposits
All financial information is recorded electronically as nearly all purchases are made via electronic means, through credit or debit cards where itemized tracking is recorded. Records are stored in our accounting software and also available by statements. Physical receipts are scanned / stored for 7 years.

Petty Cash Collection and Use
A limited petty cash account resides in a money box at Fathom Producers LLC Headquarters, and a Safety Deposit Box is available at the Wells Fargo branch in New Caney, Texas for restricted Management Use when large sums of money need to be stored temporarily before and after events. At all events we produce, pre-determined amounts of petty cash are withdrawn prior to event to allow for labor expenses, supplies, and starting cash boxes for event areas that will need to make change. The amounts withdrawn are recorded in the Fathom Cash Log. Additionally, Cash income on event day is collected regularly by a designated coordinator and stored in a secure location. Cash deposits are recorded for each area, along with sales records to match. Multiple cash collections occur to limit cash on hand. The cash is counted by multiple parties and recorded, and entered into the cash log with corresponding sales records.

Records and Accuracy:
Every purchase or deposit transaction is recorded in our accounting software or cash log. All accounts are directly linked to financial institutions electronically, therefore, the majority of transactions are direct from the financial institution and unedited. Transactions and accounts are reviewed and reconciled on a quarterly basis.

Fathom Producers LLC keeps a detailed Chart of Accounts for over 26 categories of expenditures, ranging from event expenses by type to business operation costs. At the end of the year, this information is sent electronically to Naomi's Tax and Book Keeping Services who then reviews and prepares our Federal Income Tax Return. All sales and income information, Projections, Records, and Registrations from all events are all stored on a secure, cloud based server. We also perform routine back-ups.

Management's Responsibilities:
As specified in the Fathom Producers Operating Agreement and Regulations, the following responsibilities are those of the management.

>   **Tax Returns.**
>   The Manager(s) shall cause to be prepared and filed all necessary federal and state income tax returns for the Company, including making the elections described in

FATHOM PRODUCERS
708 Main St.
10th Floor
Houston, TX 77002
sammy@fathompro.com
c 281 806 9815
o 832 304 0736



Section 9.2 and shall cause a Schedule K-1 or any successor form to be prepared and delivered in a timely manner to the Members. Each Member shall furnish to the Manager(s) all pertinent information in his, her or its possession relating to Company operations that is necessary to enable the Company's tax returns to be prepared and filed.

Tax Elections.
The Company shall make the following elections on the appropriate tax returns: to adopt the calendar year as the Company's Fiscal Year; to adopt an appropriate federal income tax method of accounting and to keep the Company's books and records on such income tax method; if a distribution of Company property as described in Code Section 734 occurs or if a transfer of a Unit as described in Code Section 743 occurs, on written request of any Member, to elect, pursuant to Code Section 754, to adjust the basis of Company properties; to elect to amortize the organization expenses of the Company and the startup expenditures of the Company under Code Section 195 ratably over a period of sixty (60) months as permitted by Code Section 709(b); and any other election the Manager(s) may deem appropriate and in the best interests of the Company.

If the Company elects pursuant to Code Section 754 to adjust the basis of Company properties on written request of a Member, such Member shall bear the cost of such election to the Company. Neither the Company nor any Member may make an election for the Company to be excluded from the application of the provisions of subchapter K of chapter 1 of subtitle A of the Code or any similar provisions of applicable state law, and no provision of these Regulations shall be construed to sanction or approve such an election.

Valuation.
The valuation of the assets of the Company for the purpose of valuing distributions in kind made pursuant to Section 4.4 or Section 11.2 of these Regulations and for any other purpose shall be the fair market value as determined by the Manager(s) in good faith, and such determination will be binding on the Members.

Supervision; Inspection of Books.
Proper and complete books of account of the business of the Company shall be kept under the supervision of the Manager(s) at the principal place of business of the Company. Such books shall be open to inspection by the Members, or their accredited representatives, at any reasonable time during normal business hours.

Quarterly Reports.
The Manager(s) shall transmit to the Members within 45 days after the close of each Fiscal Quarter, or as soon as practicable thereafter, summary financial information of the Company prepared in accordance with the accounting method used for reporting for federal income tax purposes consistently applied from its books without audit and subject to year-end adjustments.

Annual Report; Financial Statements.
The Manager(s) shall transmit to the Members within one hundred twenty (120) days after the close of each Fiscal Year, or as soon as practicable thereafter, unaudited annual financial statements of the Company prepared in accordance with the accounting method used for reporting for federal income tax purposes consistently applied, including an income statement for the year then ended, a balance sheet as of the end of such year, and a statement of changes in the Members' Capital Accounts.

FATHOM PRODUCERS
708 Main St.
10th Floor
Houston, TX 77002
sammy@fathompro.com
c 281 806 9815
o 832 304 0736



Withholding.

Notwithstanding any provision in these Regulations to the contrary, the Manager(s) may withhold from any distribution or amount due to a Member any amounts required to be withheld pursuant to any applicable federal, state, or local tax requirements, with such withheld amount treated as if it was distributed to such Members. The determination of the Manager(s) as to the necessity of such withholding shall be binding upon the Members.

Company Ownership:

The current ownership is as follows:

Fathom Producers is a Manager-Managed Limited Liability Company. The powers of the Company, business and affairs, are solely exercised by or under the authority of the direction of the Manager, consent of a majority of Manager(s), the Manager(s) may make all decisions and take all actions for the Company not otherwise provided for.

Members: Sammy Butts is founding CEO and President, retaining the majority of ownership and currently the sole Managing Member with complete authority for decisions and company actions. As of November 2018, there are 8 non-managing members in Fathom Producers LLC.

As the CEO and Manager of Fathom Producers LLC, I hereby guarantee that I and the company are in full accordance with the responsibilities and procedures outlined in this document.

Sincerely,

Sammy Butts
CEO

FATHOM PRODUCERS
708 Main St.
10th Floor
Houston, TX 77002
sammy@fathompro.com
c 281 806 9815
o 832 304 0736